

Mail Stop 4546

November 2, 2016

Noreen Griffin
Chief Executive Officer
Immune Therapeutics, Inc.
37 North Orange Avenue, Suite 607
Orlando, FL 32801

>   **Re: Immune Therapeutics, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 14, 2016**
>   **File No. 333-214128**

Dear Ms. Griffin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Product Development, page 44

1.   We note your response to our prior comment 11. Please revise your discussion to disclose the date of filing for each IND, the sponsor and the relevant product candidate for each IND listed on page 45.

FDA and EMA Development Plan, page 46

2.   We note your response to our prior comment 8 clarifying that "all work with the FDA, EMA or any of the G7 countries will be under the supervision of Cytocom Inc." We also note your statements on page 54 that you intend to sponsor a Phase 2b study of MENK that will be submitted to the FDA for review. Please revise your disclosure to explain this inconsistency.

3.　　We note your response to our prior comment 10. However, the reference to "current pivotal Phase III trials" still appears in the risk factor on page 12. Please revise your disclosure to delete this reference.

Phase II Trial Pancreatic Cancer, page 53
Plotnikoff & Shan History, page 55

4.　　We note your response to our prior comment 16. We also note your statement on page 55 that "methionine-enkephalin, a natural hormone, can be administered safely in a dose range of 1 to 250 pg/kg (by intravenous infusion)."   Because regulatory approval of IRT-101 is dependent on the FDA or other regulatory agency making a determination (according to criteria specified in law and agency regulations) that IRT-101 is both safe and effective, it is premature for you to describe IRT-101 as safe. Accordingly, please delete this reference.

MENK as an inhibitor of cancer cell growth, page 58

5.　　We note your response to our prior comment 19. However, the tables summarizing Pennsylvania State University's clinical trials of LDN have not been restored in the registration statement. Since you intend to submit the results of these clinical trials to the FDA to support your NDA for IRT-103, please restore the tables or add narrative disclosure that discusses the information previously provided in the tables.

Intellectual Property, page 61

6.　　We note your response to our prior comment 20 and your revised discussion of your Sale of Technology Agreement with Dr. Nicholas P. Plotnikoff. For all other license agreements discussed in this section, please discuss the following material terms, as applicable, to the extent they are not already disclosed:

- Nature and scope of intellectual property transferred
- Each parties' rights and obligations
- Duration of agreement and royalty term
- Termination provisions
- Investment features or share purchases
- Payment provisions which may include the following:
  - Up-front or execution payments received or paid
  - Aggregate amounts paid or received to date under agreement
  - Aggregate future potential milestone payments to be paid or received
  - Royalty rates
  - Profit or revenue-sharing provisions

In the alternative, please provide your analysis supporting your determination that you are not substantially dependent on these agreements.

Government Regulations, page 68

7.   We note your response to our prior comment 21 that you do not have a relationship with the Jack Brewer Foundation. We also note your discussion in Note 10 to the Consolidated Financial Statements that you and the Jack Brewer Foundation jointly submitted a protocol covering a 12-month trial involving Lodonal™ in Malawi that was approved on November 11, 2015. Please expand your discussion here to discuss your relationship with The Jack Brewer Foundation.

8.   Additionally, we note your response to our prior comment 21 that you do not have a relationship with GB Oncology and Imaging Group LTD. We also note your statement in Note 10 to the Consolidated Financial Statements that on July 14, 2016, GB Oncology and Imaging Group LTD "in partnership with the Company signed a letter of intent agreement to collaborate with the Government of Malawi to assist in expanding the treatment of cancer, HIV/AIDS and other infectious diseases." This letter of intent and a related memorandum of agreement also appear to be filed as Exhibits 10.6 and 10.7 to this registration statement. Please expand your discussion here to discuss your relationship with GB Oncology and Imaging Group LTD.

Market Price, Dividends, and Related Stockholder Matters, page 72

9.   We note your response to our prior comment 23. We also note that according to your Current Report on Form 8-K filed September 9, 2014, your shareholders approved the 2014 Stock Incentive Plan authorizing you to issue 5,000,000 shares under the plan. Accordingly, please provide the disclosure required by Item 201(d) of Regulation S-K.

Directors, Executive Officers, Promoters, and Control Persons
Directors, page 87

10.   We note your response to our prior comment 24. However, there does not appear to be any revised disclosure in the registration statement in response to this comment. Please revise your disclosure in this section to provide the information required by Item 401(f)(1) of Regulation S-K for Dr. Plotnikoff with respect to the bankruptcy proceeding or tell us why such disclosure is not required.

Exhibits, page 143

11.   We note your response to our prior comments 26 and 27. However, it does not appear that you have filed the agreements as exhibits to the registration statement. Please file a copy of your securities purchase agreement with JMJ Financial and the most recent services agreement entered into with Mr. Aronstam as exhibits to the registration statement.

12.   We note that your Restated Articles of Incorporation are incorporated by reference to "the Form 10 Registration Statement filed with the SEC on April 22, 2013 and the Amendment No. 1 to the Form 10 Registration Statement filed with the SEC on June 7, 2013." However, according to your, annual report on Form 10-K filed March 30, 2016, your Restated Articles of Incorporation were amended to reflect the name change to "Immune Therapeutics, Inc." on October 27, 2014. Please file the most recent amendment to your Restated Articles of Incorporation as an exhibit to this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina Thomas at (202) 551-3577 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Gina M. Austin, Esq.
        Austin Legal Group, APC